Exhibit 99.4

Auris Medical Reports Top-Line Results from Phase 3 Trial of AM-111 in Sudden Deafness

•	HEALOS trial did not meet primary efficacy endpoint in overall study population

•	Clinically and statistically significant improvement in subpopulation of patients with profound acute hearing loss

•	Conference call scheduled for today to review HEALOS data, provide a business update and present third quarter 2017 financial results

Zug, Switzerland, November 28, 2017 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced top-line results from the HEALOS Phase 3 clinical trial of AM-111 in severe to profound sudden deafness. Overall, the HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically and statistically significant improvement in the AM-111 0.4 mg/mL treatment group.

“For many patients, sudden deafness is a very frightening experience and may result in chronic hearing loss as well as a significantly reduced quality of life,” commented Hinrich Staecker, MD, PhD, Professor, Department of Otolaryngology Head and Neck Surgery, University of Kansas Medical Center, Kansas City. “This is a challenging condition especially in case of profound hearing loss, where the ear is almost or completely deaf and the prognosis for recovery tends to be poor. I am pleased to see that in the HEALOS trial AM-111 showed promising therapeutic benefits in this group of patients who are most in need of them.”

“The read-out from the HEALOS Phase 3 trial with AM-111 in acute inner ear hearing loss is a major milestone for Auris,” added Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “Although the trial did not meet our expectations for the primary efficacy endpoint in the overall study population, we are very pleased to see the clinically and statistically significant treatment effect in the profound hearing loss subpopulation. Considering the high unmet medical need, we look forward to discussing with regulatory agencies the next steps on our path to bringing AM-111 to patients. On behalf of our team at Auris Medical, I would like to extend my sincere appreciation to the patients and investigators involved in this trial.”

The HEALOS trial is a randomized, double-blind, placebo-controlled study evaluating the efficacy, safety and tolerability of AM-111. The trial was conducted in several European and Asian countries and enrolled 256 patients suffering from severe to profound sudden deafness within 72 hours from onset. Patients were randomized in a 1:1:1 ratio to receive a single dose of either AM-111 0.4 mg/mL, AM-111 0.8 mg/mL or placebo, administered into the middle ear.

The hearing improvement at the three worst affected contiguous test frequencies at Day 28 was 38.4 dB for patients in the AM-111 0.4 mg/mL group compared to 33.4 dB for the placebo group (p=0.226). For patients in the AM-111 0.8 mg/mL group the improvement was 36.6 dB (p=0.448). Post-hoc analysis in the subpopulation of patients with profound hearing loss1 (n=98) showed an improvement at Day 28 of 42.7 dB in the AM-111 0.4 mg/mL group vs. 26.8 dB in the placebo group, which was statistically significant (p=0.0176). The improvement was 37.3 dB in the AM-111 0.8 mg/mL group (p=0.126). In addition, AM-111 was well tolerated and the primary safety endpoint was met. There was no significant difference in the occurrence of clinically relevant hearing deterioration between either of the active treated groups and the placebo group at Day 28.

Based on the findings from the HEALOS trial, Auris Medical has concluded that the very similar design of the currently ongoing ASSENT trial is no longer adequate for testing AM-111. Therefore the ASSENT trial will be terminated early.

1 Commonly defined as hearing threshold of 90 dB or higher.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to review the top-line results from the HEALOS trial, present third quarter 2017 financial results and provide a general business update today, November 28, 2017, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-877-280-1254 (USA) or +1-646-254-3365 (International), and enter passcode 4997511. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology. The company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is developing intranasal betahistine for the treatment of vertigo (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints , the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Investor contact: Daniel Ferry, LifeSci Advisors, LLC, 1-617-535-7746, investors@aurismedical.com

Media contact: David Schull, Russo Partners LLC, 1-858-717-2310, david.schull@russopartnersllc.com